RIDER--SUPPLEMENTAL EXCHANGE AGREEMENT

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Exchange Privilege described below.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

EXCHANGE PRIVILEGE--Within one year following the termination of the business relationship which existed between the Owner and the Insured at the time that this policy was issued, this policy may be exchanged for a new policy on the life of a new Insured subject to the following conditions:

(1) At the time of the exchange the new Insured must have the same business relationship to the Owner as did the Insured in this policy.
(2) The new Insured must submit evidence of insurability satisfactory to the Company.
(3) This policy must be in force and not be in a grace period at the time of the exchange.
(4) The Owner must make a written application for the exchange.
(5) The Owner must make any premium payment which would be necessary to keep the new policy in force for two months.
(6) The Owner must surrender all rights in this policy in exchange for the new policy.

NEW POLICY--The new policy will be on the same plan as this policy. The policy form will be that which the Company would have used if the new policy had been issued on the life of the new Insured on the Policy Date.

The Policy Date of the new policy will be the same as the Policy Date of this policy. The Date of Issue of the new policy will be the date of the exchange.

The Specified Amount of the new policy will be as stated by the Owner in the application for the exchange subject to the following conditions:

(1) The Specified Amount must comply with the rules of Penn Mutual as to minimum amount.
(2) The Specified Amount must be such that the new policy will satisfy the requirements of Section 7702 of the Internal Revenue Code of 1986, as amended, or as set forth in any applicable successor provision thereto.

The Policy Value of the new policy on the date of the exchange will be equal to the Policy Value of this policy on such date.

The surrender charges applicable to the new policy will be the surrender charges which would have been applicable to the policy had it been issued on the life of the Insured under the new policy.

The new policy will be subject to the rules of Penn Mutual as to age at issue which were in effect on the Policy Date. The Maturity Date of the new policy will be listed on the policy endorsement.

The new policy will be subject to any assignment of this policy and will be subject to any indebtedness on this policy.

Supplemental agreements may be included in the new policy only with the consent of the Company and subject to the rules of the Company.

DATE OF EXCHANGE--The date of the exchange will be the first Monthly Anniversary of this policy following the approval by Penn Mutual of the application for the exchange. The new policy will be in force beginning on the date of the exchange. This policy will terminate on the day prior to the date of the exchange.

INCONTESTABILITY--This agreement will be incontestable after it has been in force during the life of the Insured for two years from its date of issue.

TERMINATION--This agreement will terminate upon:

(1) lapse of this policy;
(2) the date of death of the Insured;
(3) surrender of this policy; or
(4) the Monthly Anniversary which coincides with or next follows (I) receipt by the Company of a written request by the Owner to terminate this agreement, and (ii) return of this policy for appropriate endorsement.

DATE OF ISSUE--The date of issue of this agreement is the same as the Date of Issue of this policy unless another date of issue is shown below.

The Penn Mutual Life Insurance Company

/s/ Robert E. Chappell
-------------------------
Chairman and
Chief Executive Officer